UNITED STATES
	       SECURITIES AND EXCHANGE COMMISSION


		     Washington, D. C. 20549



			   FORM 11-K



	  [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
		 SECURITIES EXCHANGE ACT OF 1934


	       For the fiscal year ended December 31, 1999


				    OR


	[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
	      SECURITIES EXCHANGE ACT OF 1934




		    Commission file number 1-8841




	  Employee Thrift and Retirement Savings Plan for
     Bargaining Unit Employees of Florida Power & Light Company
		      (Full title of the plan)





			    FPL GROUP, INC.
      (Name of issuer of the securities held pursuant to the plan)



		       700 Universe Boulevard
		      Juno Beach, Florida 33408
	       (Address of principal executive office)







INDEPENDENT AUDITORS' REPORT



EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS OF FPL GROUP, INC.:

We have audited the accompanying statements of net assets available for benefits of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Certified Public Accountants
Miami, Florida
June 26, 2000







	     EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
	BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
	     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



											      December 31,
											  1999            1998
ASSETS
Accrued interest receivable - ESOP Account .......................................    $        523    $        451

General investments, at fair value ...............................................     375,725,446     289,741,794

Employer securities, at fair value:
  Employer securities held by the Plan ...........................................     116,516,835     169,000,743
  Leveraged ESOP employer securities .............................................     100,238,023     151,938,149

      Total employer securities ..................................................     216,754,858     320,938,892

Total assets .....................................................................     592,480,827     610,681,137

LIABILITIES
Interest payable - ESOP Account ..................................................         303,251         314,032
Acquisition indebtedness of Leveraged ESOP .......................................      93,885,618      97,223,558

Total liabilities ................................................................      94,188,869      97,537,590

NET ASSETS AVAILABLE FOR BENEFITS ................................................    $498,291,958    $513,143,547


The accompanying Notes to Financial Statements are an integral part of these statements.

	    EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
	BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



										      Year Ended December 31, 1999
INCOME
Contributions:
  Received from participants .....................................................    $ 14,559,787
  Noncash contributions (from employer) ..........................................       5,972,702
    Total contributions ..........................................................                    $ 20,532,489

Earnings on investments:
  Interest:
    Interest-bearing cash ........................................................         215,778
    Other loans (participant loans) ..............................................       1,477,585
      Total interest .............................................................                       1,693,363

  Common stock dividends .........................................................                       5,010,151

  Net appreciation (depreciation) in fair value of investments:
    Employer securities ..........................................................     (51,519,178)
    Master trusts ................................................................      14,357,762
    Registered investment companies ..............................................      57,665,886
      Total net appreciation in fair value of investments ........................                      20,504,470
Total income .....................................................................                      47,740,473

EXPENSES
Benefit payments to participants or beneficiaries ................................                      20,931,209
Administrative expenses ..........................................................                          58,051
  Total expenses .................................................................                      20,989,260

NET INCOME .......................................................................                      26,751,213

TRANSFERS
Transfers to the Plan - net ......................................................       6,748,531
Effect of current year Leveraged ESOP activity ...................................     (48,351,333)
Total transfers from the Plan ....................................................                     (41,602,802)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998............................                     513,143,547

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999............................                    $498,291,958

The accompanying Notes to Financial Statements are an integral part of these statements.






	    EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
       BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
		     NOTES TO FINANCIAL STATEMENTS
		 For the year ended December 31, 1999

1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan and the FPL Group Employee Thrift Plan (Group Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA). The Plan has been designated as an Employee Stock Ownership Plan. Participation in the Plan, which is voluntary, is open to any employee of Florida Power & Light Company (FPL or Company) whose compensation is established under a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers AFL-CIO through its System Council U-4 (Bargaining Unit). During 1999, the Plan was amended to include employees of FPL Energy Maine Operating Services, LLC. Bargaining Unit employees are eligible to participate in the Plan on the first day of the month coincident with the completion of six continuous full months of service or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 1999 to a maximum of $10,000 per Member and may be increased or decreased in future years for cost-of-living adjustments.

The Plan also includes leveraged employee stock ownership plan (Leveraged
ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in common stock of FPL Group, Inc. (Common Stock). The Trust purchased Common Stock from FPL Group, Inc. (FPL Group) using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its portion of Common Stock released from the ESOP Account.

The Company has in place a Flexible Dividend Program which enables participants to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP do not qualify under this program. The options available to participants include reinvestment of dividends in Company Stock; distribution of dividends in cash; distribution of dividends in cash and contribution of an equivalent amount of their compensation to their thrift plan account; or a partial distribution with the balance reinvested in Common Stock.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver or After Tax Contributions, the Company match is 100% on the first 3% of a Member's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 9% of their Earnings, bringing the total maximum contributions to 16%. Supplemental contributions are not matched by the Company. Contributions are subject to certain limitations.

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. Company contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service as a Member of the Plan. An employee may also receive vesting credit for prior years of service as a member of the Group Plan. For employees of FPL Energy Maine, company matching contributions are fully vested upon attaining six months of service as a Member of the plan.

The Plan's investment options include fourteen core funds: eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of the "mix your own" investment options providing various combinations of stocks and fixed income investments.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At year end, the number of Members contributing to the Plan was 3,855. Company contributions are primarily made from Common Stock shares released from the ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Member who has attained at least the age of fifty and completed five years of service while a Member will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock. Company contributions made on behalf of business managers and others employed by the Bargaining Unit and serving on Company property while on a leave of absence from the Company will be reimbursed by the Bargaining Unit.

A Member may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the member's account, whichever is less. The vested portion of a member's account will be pledged as security for the loan. The rate of interest is determined quarterly taking into account prime rate. The interest rate for member loans outstanding at December 31, 1999 ranged from 7.25% - 9.75%.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Group Plan. The transfers arise as a result of members transferring between bargaining unit and non-bargaining unit status while employed at FPL.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The FPL Group Common Stock is valued at its quoted market price. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 1999, the contract value and fair value of investment contracts was $63,338,000 and $62,146,000, respectively. At December 31, 1998 the contract value and fair value of investment contracts for these funds was $53,002,000 and $52,131,000, respectively. The average yield for the portfolio of investment contracts was 6.29% and 6.58% for 1999 and 1998, respectively. The crediting interest rate at December 31, 1999 and 1998 was 5.59% and 5.61%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.
2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the ESOP Account are not considered plan assets but are for the joint benefit of the Plan and the Group Plan.
The ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the ESOP Account and distributed to Members' accounts in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares distributed to Member accounts is not affected by these allocations.

Condensed financial statements of the ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Distributions of shares to the plans are presented as noncash contributions in the financial statements of each plan.


								       Total ESOP           The
									Account          Group Plan         The Plan
Allocation percentage ............................................         100%              71%              29%

Accrued interest .................................................    $       1,797     $       1,274     $        523
Employer securities ..............................................      344,427,419       244,189,396      100,238,023
  Total assets ...................................................      344,429,216       244,190,670      100,238,546

Interest payable .................................................        1,041,998           738,747          303,251
Acquisition indebtedness .........................................      322,599,950       228,714,332       93,885,618
  Total liabilities ..............................................      323,641,948       229,453,079       94,188,869

Net assets at December 31, 1999 ..................................    $  20,787,268     $  14,737,591     $  6,049,677

Contributions received from employer .............................    $  23,864,187
Interest income ..................................................            6,526
Dividends ........................................................       17,285,192
Net depreciation in fair value of investments ....................     (155,839,259)
  Total loss .....................................................     (114,683,354)

Interest expense .................................................       32,411,511

Net loss .........................................................     (147,094,865)    $(104,286,141)    $(42,808,724)
Distribution of shares to plans ..................................      (20,588,818)      (14,616,116)      (5,972,702)
Transfers to (from) the plan .....................................                -          (430,093)         430,093
Effect of current year Leveraged ESOP activity on net assets .....     (167,683,683)     (119,332,350)     (48,351,333)
Net assets at December 31, 1998 ..................................      188,470,951       134,069,941       54,401,010
Net assets at December 31, 1999 ..................................    $  20,787,268     $  14,737,591     $  6,049,677

3.  Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for both the Plan and the Group Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness matures in 2019, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the ESOP Account and ESOP shares distributed to Member accounts, along with cash contributions from FPL Group. For those dividends on shares allocated to Member accounts used to repay the loan, additional shares, equal in value to those dividends, will be allocated to Member accounts. In 1999, dividends received from shares held by the ESOP and shares distributed to Member accounts totaled approximately $17,285,000 and $5,530,000, respectively. Cash contributed in 1999 by FPL Group for the debt service shortfall totaled approximately $23,864,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares distributed to Member accounts for debt service. During 1999, 496,740 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2000 - $1,872,600; 2001 - $3,883,000; 2002 -
$4,451,600; 2003 - $5,023,600; 2004 - $5,604,000 and thereafter -
$301,765,150.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4.  Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 1999, all Company contributions were made in Common Stock released from the ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5.  Investments

Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

						    December 31,
					       1999            1998

Long-term Growth Investment Strategy ...   $ 29,994,582    $ 23,347,959
FPL Managed Income Portfolio ...........     53,621,321      44,159,656
Spartan U.S. Equity Index Fund .........     76,672,280      66,615,475
Fidelity Magellan Fund .................     66,643,560      51,044,588
Fidelity OTC Portfolio .................     58,430,408      29,550,426
FPL Group Company Stock Fund ...........    116,516,835     169,000,743

6.  Income Taxes

In June 1996, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated through January 1, 1995, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends distributed directly to members.

Company contributions to the Plan on a Member's behalf, the Member's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7.  Expenses

Certain fees such as annual account maintenance and investment management fees are paid by Plan participants. Trustee's fees and expenses are paid by FPL Group (which may charge each company under the Plan its allocated share) and, therefore, are not reflected in the financial statements.

8.  Master Trusts

A summary of participating interest in and financial statements for the Master Trusts follow.


												Percent of
											  Interest in Master Trust
												December 31,
											    1999            1998
FPL MANAGED INCOME PORTFOLIO
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      76.5%           79.5%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      23.5%           20.5%

CONSERVATIVE INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      80.0%           83.3%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      20.0%           16.7%

MODERATE GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      74.1%           73.3%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      25.9%           26.7%

LONG-TERM GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      73.2%           74.1%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      26.8%           25.9%

		   FPL MANAGED INCOME PORTFOLIO

	   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

											       December 31,
											   1999            1998
ASSETS

General investments:
  Value of unallocated insurance and financial institution contracts ...............   $228,312,304    $215,032,918

Total assets .......................................................................    228,312,304     215,032,918

LIABILITIES ........................................................................              -               -

NET ASSETS AVAILABLE FOR BENEFITS ..................................................   $228,312,304    $215,032,918


	      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													Year Ended
												       December 31,
													   1999
INCOME
Contributions received from participants ..........................................................    $  5,085,585

Earnings on investments:
  Interest ........................................................................................      12,649,190

Total income ......................................................................................      17,734,775

EXPENSES
Benefit payments to participants or beneficiaries .................................................      20,498,533

Account maintenance fees ..........................................................................           7,045

Total expenses ....................................................................................      20,505,578

NET LOSS ..........................................................................................      (2,770,803)

TRANSFERS
Transfers into fund ...............................................................................     297,003,241
Transfers out of fund .............................................................................    (280,953,052)

Net transfers .....................................................................................      16,050,189

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ............................................     215,032,918

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................    $228,312,304

		     CONSERVATIVE INVESTMENT STRATEGY

	      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

												 December 31,
											     1999           1998
ASSETS
Receivables:
  Income ...........................................................................     $    84,315    $    87,211

General investments:
  Value of unallocated insurance and financial institution contracts ...............      13,368,723     12,608,477
  Mutual funds .....................................................................       8,085,733      9,839,133

      Total general investments ....................................................      21,454,456     22,447,610

Total assets .......................................................................      21,538,771     22,534,821

LIABILITIES ........................................................................           1,012            161

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $21,537,759    $22,534,660


	 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													Year Ended
												       December 31,
													    1999
INCOME
Contributions received from participants ..........................................................     $   368,624

Earnings on investments:
  Interest ........................................................................................         767,871
  Dividends .......................................................................................         549,481
  Net appreciation in fair value of investments ...................................................         435,388

Total income ......................................................................................       2,121,364

EXPENSES
Benefit payments to participants or beneficiaries .................................................       1,663,439

Account maintenance fees ..........................................................................           1,151

Total expenses ....................................................................................       1,664,590

NET INCOME ........................................................................................         456,774

TRANSFERS
Transfers into fund ...............................................................................       5,847,965
Transfers out of fund .............................................................................      (7,301,640)

Net transfers .....................................................................................      (1,453,675)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ............................................      22,534,660

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................     $21,537,759


		   MODERATE GROWTH INVESTMENT STRATEGY

	       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

												 December 31,
											     1999           1998
ASSETS
Receivables:
  Income ...........................................................................     $   189,492    $   187,945
  Other ............................................................................          10,977              -
    Total receivables ..............................................................         200,469        187,945

General investments:
  Value of unallocated insurance and financial institution contracts ...............      19,944,621     18,811,810
  Mutual funds .....................................................................      73,209,864     61,272,710

      Total general investments ....................................................      93,154,485     80,084,520

Total assets .......................................................................      93,354,954     80,272,465

LIABILITIES ........................................................................               -        150,829

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $93,354,954    $80,121,636


	   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													 Year Ended
													December 31,
													    1999
INCOME
Contributions received from participants ..........................................................     $  2,826,792

Earnings on investments:
  Interest ........................................................................................        1,148,822
  Dividends .......................................................................................        4,400,104
  Net appreciation in fair value of investments ...................................................       11,713,274

Total income ......................................................................................       20,088,992

EXPENSES
Benefit payments to participants or beneficiaries .................................................        4,821,871

Account maintenance fees ..........................................................................            4,214

Total expenses ....................................................................................        4,826,085

NET INCOME ........................................................................................       15,262,907

TRANSFERS
Transfers into fund ...............................................................................       19,804,481
Transfers out of fund .............................................................................      (21,834,070)

Net transfers .....................................................................................       (2,029,589)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ............................................       80,121,636

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................     $ 93,354,954


			LONG-TERM GROWTH INVESTMENT STRATEGY

		  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

												 December 31,
											     1999           1998
ASSETS
Receivables:
  Income ...........................................................................     $    101,911    $    100,298
  Other ............................................................................          126,392               -
    Total receivables ..............................................................          228,303         100,298

General investments:
  Value of unallocated insurance and financial institution contracts ...............        7,008,628       6,610,050
  Mutual funds .....................................................................      104,640,528      83,547,773

      Total general investments ....................................................      111,649,156      90,157,823

Total assets .......................................................................      111,877,459      90,258,121

LIABILITIES ........................................................................           69,815             578

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $111,807,644    $ 90,257,543



	 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													 Year Ended
													December 31,
													    1999
INCOME
Contributions received from participants ..........................................................     $  5,057,443

Earnings on investments:
  Interest ........................................................................................          410,216
  Dividends .......................................................................................        5,864,024
  Net appreciation in fair value of investments ...................................................       19,347,121

Total income ......................................................................................       30,678,804

EXPENSES
Benefit payments to participants or beneficiaries .................................................        3,118,556

Account maintenance fees ..........................................................................            4,748

Total expenses ....................................................................................        3,123,304

NET INCOME ........................................................................................       27,555,500

TRANSFERS
Transfers into fund ...............................................................................       18,131,825
Transfers out of fund .............................................................................      (24,137,224)

Net transfers .....................................................................................       (6,005,399)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ............................................       90,257,543

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................     $111,807,644


FORM 5500: Schedule H, 4i      FLORIDA POWER & LIGHT COMPANY - EIN 59-0247775
PLAN YEAR 1999                   EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
				      FOR BARGAINING UNIT EMPLOYEES OF
				       FLORIDA POWER & LIGHT COMPANY
PLAN #003               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END


			      UNITS/SHARES     PRICE       HISTORICAL     MARKET VALUE
FUND NAME                      12/31/99      12/31/99         COST          12/31/99
--------------------         -------------   --------   --------------  ---------------
FIDELITY MAGELLAN               487,766.67    $136.63   $47,963,429.43   $66,643,560.11
FIDELITY OTC PORT               859,649.97     $67.97    34,346,445.42    58,430,408.19
FIDELITY OVERSEAS               292,891.40     $48.01     9,995,564.28    14,061,716.25
FIDELITY RET GOVT MM          6,914,977.04      $1.00     6,914,977.04     6,914,977.04
SPARTAN US EQ INDEX           1,471,919.37     $52.09    42,068,421.83    76,672,279.84
FIDELITY US BD INDEX            547,176.30     $10.19     5,799,713.04     5,575,726.51
FPL MANAGED INCOME*          53,621,320.68      $1.00    53,621,320.68    53,621,320.68
BRANDYWINE FUND                 180,614.46     $42.88     6,162,037.20     7,744,748.08
TEMPLETON FOREIGN A             199,088.15     $11.22     2,006,939.42     2,233,768.97
TRP EQUITY INCOME               155,944.71     $24.81     4,157,266.27     3,868,988.24
FPL CONS INV STRGY*             249,026.09     $17.30     2,950,129.73     4,308,151.34
MODERATE GRWTH STRGY*         1,025,205.42     $23.57    13,642,513.96    24,164,091.70
LONG-TERM STRGY*              1,091,108.85     $27.49    16,074,567.75    29,994,582.28
FPL GROUP STOCK*              7,384,379.82     $11.55    73,399,303.71    85,289,586.94
FPL GROUP STK LESOP*          3,066,868.93     $11.61    35,561,494.13    35,606,348.25
LEVERAGED ESOP EMPLOYER
  SECURITIES*                 2,341,326.08     $42.81    67,898,456.33   100,238,022.82
PARTICIPANT LOAN BALANCES
  (7.25% TO 9.75%;
  MATURING 2000-2004)                                    17,112,026.27    17,112,026.27

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES              $439,674,606.49  $592,480,303.51


*PARTY-IN-INTEREST



			     SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 26, 2000

		  Employee Thrift and Retirement Savings Plan
		       for Bargaining Unit Employees of
			Florida Power & Light Company
			       (Name of Plan)



		  By:     JAMES K. PETERSON
		       -------------------------
			  James K. Peterson
	    Director, Human Resources Centers of Expertise






			INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in Post-Effective Amendment No. 2 to Registration Statement No. 33-31487 on Form S-8, Registration Statement No. 333-30697 on Form S-8 and Registration Statement No. 333-87869 on Form S-8 of FPL Group, Inc. of our report dated June 26, 2000, appearing in this Annual Report on Form 11-K of FPL Group Employee Thrift Plan for the year ended December 31, 1999.




DELOITTE & TOUCHE LLP

Miami, Florida
June 26, 2000